UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2024

Commission File Number: 001-39822

Pharming Group N.V.
(Exact Name of Registrant as Specified in Its Charter)

Darwinweg 24
2333 CR Leiden
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of Pharming Group N.V., or the Company, dated May 15, 2024.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Pharming Group announces the early redemption of the remaining outstanding €125 million convertible bonds due 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharming Group N.V.

By:	/s/ Sijmen de Vries

	Name:	Sijmen de Vries
	Title:	CEO

Date: May 15, 2024

THIS NOTICE IS IMPORTANT AND REQUIRES THE IMMEDIATE ATTENTION OF BONDHOLDERS. IF BONDHOLDERS ARE IN ANY DOUBT AS TO THE ACTION THEY SHOULD TAKE, THEY SHOULD SEEK THEIR OWN FINANCIAL AND LEGAL ADVICE IMMEDIATELY FROM THEIR STOCKBROKER, SOLICITOR, ACCOUNTANT OR OTHER INDEPENDENT FINANCIAL OR LEGAL ADVISER. THIS NOTICE IS NOT FOR DISTRIBUTION IN OR TO ANY PERSON LOCATED IN ANY JURISDICTION WHERE SUCH DISTRIBUTION WOULD BE PROHIBITED BY APPLICABLE LAW.

Pharming Group announces the early redemption of the remaining outstanding €125 million convertible bonds due 2025

Leiden, the Netherlands, 15 May 2024: Pharming Group N.V. ("Pharming" or the "Company") (Euronext Amsterdam: PHARM) announces today that it is exercising its clean-up call option with respect to its outstanding €125 million 3.00% convertible bonds due 2025 (ISIN: XS2105716554) (the "2025 Bonds") in line with Condition 4.1 of the terms and conditions (the "Conditions") of the 2025 Bonds.

Currently €1.9 million in aggregate principal amount of the 2025 Bonds remain outstanding which represent less than 15% of the aggregate principal amount of the 2025 Bonds originally issued, after €123.1 million in aggregate principal amount of the 2025 Bonds were repurchased by the Company on 26 April 2024.
The remainder of the 2025 Bonds will be redeemed on 18 June 2024 (the "Redemption Date") at 100% of the principal amount per 2025 Bond (equal to €100,000 per principal amount of €100,000 per 2025 Bond). The Company will also pay accrued but unpaid interest on the redeemed 2025 Bonds from and including 21st January 2024 (being the last interest payment date for the 2025 Bonds prior to the Redemption Date) to, but excluding, the Redemption Date.

The holders of the 2025 Bonds may exercise their conversion rights at the latest on 7 June 2024. The conversion price of the 2025 Bonds is €2.0028 per ordinary share. The closing price of the Company's ordinary shares on Euronext Amsterdam was € 0.868 at closing of the market at yesterday's trading session.

About Pharming Group N.V.
Pharming Group N.V. (EURONEXT Amsterdam: PHARM/Nasdaq: PHAR) is a global biopharmaceutical company dedicated to transforming the lives of patients with rare, debilitating, and life-threatening diseases. Pharming is commercializing and developing an innovative portfolio of protein replacement therapies and precision medicines, including small molecules and biologics that are in clinical development. Pharming is headquartered in Leiden, the Netherlands, and has employees around the globe who serve patients in over 30 markets in North America, Europe, the Middle East, Africa, and Asia-Pacific.
For more information, visit www.pharming.com and find us on LinkedIn.

Forward-looking Statements
This press release may contain forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those expressed or implied in these statements. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, ‘‘anticipate’’,

‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, “milestones”, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. Examples of forward-looking statements may include statements with respect to timing and progress of Pharming's preclinical studies and clinical trials of its product candidates, Pharming's clinical and commercial prospects, and Pharming's expectations regarding its projected working capital requirements and cash resources, which statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to the scope, progress and expansion of Pharming's clinical trials and ramifications for the cost thereof; and clinical, scientific, regulatory, commercial, competitive and technical developments. In light of these risks and uncertainties, and other risks and uncertainties that are described in Pharming's 2023 Annual Report and the Annual Report on Form 20-F for the year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission, the events and circumstances discussed in such forward-looking statements may not occur, and Pharming's actual results could differ materially and adversely from those anticipated or implied thereby. All forward-looking statements contained in this press release are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Any forward-looking statements speak only as of the date of this press release and are based on information available to Pharming as of the date of this release. Pharming does not undertake any obligation to publicly update or revise any.

Inside Information
This press release relates to the disclosure of information that qualified, or may have qualified, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

For further public information, contact:
Pharming Group, Leiden, the Netherlands
Michael Levitan, VP Investor Relations & Corporate Communications
T: +1 (908) 705 1696
E: investor@pharming.com

FTI Consulting, London, UK
Victoria Foster Mitchell/Alex Shaw/Amy Byrne
T: +44 203 727 1000

LifeSpring Life Sciences Communication, Amsterdam, the Netherlands
Leon Melens
T: +31 6 53 81 64 27
E: pharming@lifespring.nl